Exhibit 99.1

Inspira™ and Ennocure In Vitro Study Results Show 100% Prevention of Bacterial Growth that Causes Bloodstream Infections

Ra’anana, Israel, April 10, 2024 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira”), a breakthrough medical technology company, together with Ennocure MedTech Ltd. (“Ennocure”), announced results from their collaborative development of a proprietary bio-electronic treatment to prevent associated bloodstream infections in patients in intensive care units.

Once developed, Inspira plans to integrate the bio-electronic novel physical stimulation technology into the INSPIRA™ ART patient treatment.

The results of the in vitro study showed a 75% reduction in bacterial growth 4 hours after the application of the treatment and a 100% reduction within 24 hours. The in vitro study was carried out at the Hebrew University of Jerusalem and involved testing bioelectric patches in an in vitro environment. As part of the in vitro study, bacteria were cultured and spread on agar in petri dishes. The bioelectric patch was then applied to the agar plate and activated for a pre-specified duration. Following the procedure, the agar plates were transferred to an incubation chamber for 24 hours and thereafter examined.

This technology is based on the use of electrical pulses that inhibit bacterial proliferation. This technology may prevent bacteria from multiplying and spreading by physical means a solution that does not require antiseptic and disinfectant agents. This technology may have certain advantages, including as a potential effective mitigation solution to certain side effects in current standard care solutions that use antiseptic agents and materials, such as allergies. These standard care solutions may also encounter bacterial resistance and limited efficacy.

The next major research and development milestone in our collaboration with Ennocure involves conducting tests on an ex vivo model to evaluate the efficacy of the treatment in anticipation of the first prospective in-human trials.

Dagi-Ben Noon, CEO of Inspira, stated: “By integrating our technology to adaptatively oxygenate blood directly with Ennocure’s infection prevention solutions, we are potentially further expanding the benefits of the INSPIRA ART.”

Dr. Manuela Hod, CEO of Ennocure, stated: “Our team is positive that these results show potential applicability of this technology to combat life-threatening infections.”

About Ennocure MedTech Ltd.

Ennocure, is a pioneer in the development of bio-electronic wound dressing. At the core of the technology is a proprietary bio-electronic wound dressing designed to prevent bacterial infections, while providing remote wound monitoring & infection alerts based on AI-driven therapy.

About Inspira Technologies OXY B.H.N. Ltd.

Inspira™ Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA ART), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while reducing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential benefits of the Company’s products and potential products, the potential advantages of the bio-electronic treatment, that if developed, the Company plans to integrate the bio-electronic physical stimulation technology into the INSPIRA™ ART treatment, that following its next milestone in its collaboration with Ennocure it hopes that it would gain authorization to conduct in-human clinical trials and that it is potentially further expanding the benefits of the INSPIRA ART. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, http://www.sec.gov

For more details:

Public Relations Manager

Adi Shmueli

Inspira Technologies

info@inspirao2.com

+972-9-9664485

MRK-ARS-099

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